Filed pursuant to Rule 424(b)(3)
Registration No. 333-265714

PROSPECTUS SUPPLEMENT NO. 7

(To the Prospectus Dated July 19, 2022)

biote Corp.

Up to 72,069,990 Shares of Class A Common Stock

Up to 67,856,462 Shares of Class A Common Stock

Up to 5,566,666 Warrants

This prospectus supplement supplements the prospectus dated July 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-265714), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to up to 72,069,990 shares of our Class A Common Stock consisting of (i) 7,937,500 shares of Class A Common Stock issuable upon the exercise of 7,937,500 warrants (the “Public Warrants”) originally issued in the initial public offering of Haymaker Acquisition Corp. III (the “IPO”) at a price of $10.00 per unit with each unit consisting of one share of HYAC Class A Common Stock (as defined in the Prospectus) and one-fourth of a Public Warrant, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which were originally the Sponsor in connection with the IPO at a price of $1.50 per Private Placement Unit and (iii) 58,565,824 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus), which were originally issued at an assumed price per Retained Biote Unit of approximately $10.00.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (A) 67,856,462 shares of our Class A Common Stock, consisting of (i) 7,937,500 shares of Class A Common Stock originally issued in a private placement to the Sponsor in connection with the IPO at a price of approximately $0.003 per share, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and (iii) 54,352,296 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus) and (B) 5,566,666 Private Placement Warrants, which Private Placement Warrants were originally issued at a purchase price of $1.50 per Private Placement Warrant.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “BTMD” and “BTMDW,” respectively. On November 4, 2022, the last reported sales price of our Class A Common Stock was $4.275 per share and the last reported sales price of our Public Warrants was $0.24 per warrant.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2022 biote Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40128	85-1791125
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1875 W. Walnut Hill Ln #100

Irving, Texas 75038

(Address of principal executive offices, including zip code)

(844) 604-1246

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BTMD	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BTMDW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 3, 2022, the Board of Directors (the “Board”) of biote Corp. (the “Company”) increased the size of the Board from six to seven directors and, following the recommendation of the Nominating and Corporate Governance Committee, appointed Debra L. Morris to serve as a member of the Board and as a member of the Board’s Audit Committee, effective immediately. Ms. Morris is a Class II director whose term will expire at the Company’s 2023 Annual Meeting of Stockholders. The Board has determined that Ms. Morris is “independent” pursuant to the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and other governing laws and applicable regulations.

Ms. Morris, age 63, served as the executive vice president and chief financial officer of Apria, Inc. (Nasdaq: APR) from March 2013 through October 2022. Prior to that, Ms. Morris served as Chief Financial Officer-Americas for Sitel Worldwide Corporation from February 2010 to February 2013. Prior to that she served as a partner of Tatum LLC from 2004 to 2010 and as a director from 2008 to 2010 and provided interim and permanent chief financial officer services for companies contracted with Tatum LLC including LifeMasters Supported SelfCare and RelaDyne. Effective May 15, 2020, Ms. Morris serves as a director for Alternative Logistics Technologies, Holdco, LLC (a.k.a EverDriven) and serves as the chair of the audit committee. Effective December 31, 2020, Ms. Morris serves as a director for Rexford Industrial (REXR) and serves on the audit, compensation and nomination and governance committees. Ms. Morris holds a B.S. in Business Administration from Colby Sawyer College in New London, New Hampshire.

There is no arrangement or understanding between Ms. Morris and any other person pursuant to which she was selected as a director, and there is no family relationship between Ms. Morris and any of the Company’s other directors or executive officers. There are no transactions between Ms. Morris and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

As a non-employee director of the Company, Ms. Morris is eligible to participate in the Company’s non-employee director compensation policy, pursuant to which she will receive (a) an annual cash base retainer of $45,000 per year for service on the board and (b) an annual cash retainer of $10,000 per year for service on the Audit Committee of the board and (c) an initial equity award with a grant-date fair value of $350,000. The initial equity award (i) will be made pursuant to the Company’s 2022 Equity Incentive Plan, (ii) will consist of an option to purchase the Company’s Class A common stock, and (iii) will vest in 36 substantially equal monthly installments following the grant date, subject to her continued board service.

In addition, on the date of each annual stockholder meeting of the Company, and assuming Ms. Morris continues to service as a non-employee member of the board following such stockholder meeting, Ms. Morris will automatically be granted an option to purchase shares of the Company’s Class A common stock with a grant date fair value of up to $175,000 (but prorated to reflect the time between her initial election or appointment date and the date of such first annual stockholder meeting), vesting in full on the earlier of the first anniversary of the grant date or the day prior to the date of the Company’s next following annual stockholder meeting, subject to her continued board service.

All of Ms. Morris’s then-outstanding equity awards granted in connection with the Company’s non-employee director compensation policy shall vest and become exercisable in full if the Company is subject to a change in control prior to the termination of her continuous board service.

In connection with Ms. Morris’s election to the Board, the Company and Ms. Morris entered into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40128), filed with the SEC on June 2, 2022. This agreement requires the Company to indemnify Ms. Morris, to the fullest extent permitted by Delaware law, for certain liabilities to which she may become subject as a result of her affiliation with the Company.

Item 7.01	Regulation FD Disclosure.

A copy of the press release announcing the appointments of Ms. Morris to the Board has been filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1933, as amended, or the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the registrant under the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOTE CORP.

By:	/s/ Teresa S. Weber
Name:	Teresa S. Weber
Title:	Chief Executive Officer

Date: November 7, 2022

Exhibit 99.1

Biote Appoints Debby Morris to Board of Directors

IRVING, TX – November 7, 2022 – biote Corp. (Nasdaq: BTMD) (“Biote” or the “Company”), a leading innovator in preventive health care through the delivery of personalized hormone therapy, today announced the appointment of Debby Morris to Biote’s Board of Directors. Ms. Morris brings more than three decades of experience in directing financial operations and strategy to support high-growth companies.

Ms. Morris served as the executive vice president and chief financial officer of Apria, Inc. from March 2013 through October 2022. Prior to that, Ms. Morris served as Chief Financial Officer-Americas for Sitel Worldwide Corporation from February 2010 to February 2013. Prior to that she served as a partner of Tatum LLC from 2004 to 2010 and as a director from 2008 to 2010 and provided interim and permanent chief financial officer services for companies contracted with Tatum LLC including LifeMasters Supported SelfCare and RelaDyne. Effective May 15, 2020, Ms. Morris serves as a director for Alternative Logistics Technologies, Holdco, LLC (a.k.a EverDriven) and serves as the chair of the audit committee. Effective December 31, 2020, Ms. Morris serves as a director for Rexford Industrial and serves on the audit, compensation and nomination and governance committees. Ms. Morris holds a B.S. in Business Administration from Colby Sawyer College in New London, New Hampshire.

“We are delighted to welcome Debby Morris to Biote,” said Chief Executive Officer Terry Weber. “Debby is an accomplished executive whose deep financial and business expertise—spanning accounting and finance, SEC reporting, internal audit, data analytics, corporate development, and operations—will complement and strengthen our Board. We expect that Debby’s contributions and perspective will prove valuable as Biote continues to execute on our growth strategy.”

“I am honored to join the board of Biote at this time of growth and continued geographic expansion,” said Debby Morris. “I look forward to drawing on my financial and capital markets experience to advance Biote’s success as a new public company.”

About Biote

Biote is transforming healthy aging through innovative, personalized hormone optimization therapies delivered by Biote-certified medical providers. Biote trains practitioners how to identify and treat early indicators of hormone-related aging conditions, an underserved $7 billion global market, providing affordable symptom relief for patients and driving clinic success for practitioners.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” and other similar expressions, are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients; our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers; our and our customers’ sensitive to regulatory, economic, environmental and competitive conditions in certain geographic regions; our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all; our ability to grow our business; the significant competition we face in our industry; our limited operating history; our ability to protect our intellectual property; the unpredictability of the effects of the COVID-19 pandemic; the heavy regulatory oversight in our industry; changes in applicable laws or regulations; the inability to profitably expand in existing markets and into new markets; the possibility that we may be adversely impacted by other economic, business and/or competitive factors and future exchange and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Biote’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and other documents filed by Biote from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Biote assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Biote does not give any assurance that it will achieve its expectations.

Media Contact

Press@biote.com

Investor Contact

IR@biote.com